Zi Corporation Reports 2006 Third Quarter,
Nine-Month Results

CALGARY, AB, November 10, 2006 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today reported results for its third quarter and first nine months ended September 30, 2006. (Unless otherwise indicated, all monetary amounts in this news release are in U.S. dollars.)

President and Chief Executive Officer Milos Djokovic said that this year’s third quarter was a pivotal period for Zi. During the quarter, Zi reached a key marketing milestone, took steps to reshape the Company for growth and profitability, and achieved a 25 percent year-over-year increase in revenue from its core Zi Technology business segment, which includes technologies for predictive text input, handwriting recognition, and Qix™, its breakthrough mobile search and service discovery engine for wireless devices.

Total revenues in this year’s third quarter were $2.8 million, all of which were derived from the Company’s core Zi Technology business segment. This represents an increase compared to last year’s third quarter revenues of $2.5 million, which included $0.2 million from e-Learning operations that have since been divested. The $0.6 million year-to-year increase in quarterly core business revenue was due to revenue growth in the North American and European markets, plus upfront fees recognized from the Company’s third license with a maker and developer of electronic games and consoles. This increase occurred in spite of the competitive pressures felt by our customers in Asia, which has lead to both decreases in prices paid for eZiText®, as well as customers being forced out of the that market.

The net loss for the 2006 third quarter was $2.7 million, or a loss per basic and diluted share of $0.06, compared to a net loss of $1.5 million, or a loss of $0.03 per basic and diluted share in the prior year period. This year’s third quarter results included $0.3 million in stock-based compensation expense; there was no stock-based compensation expense in last year’s third quarter. The increased loss in the 2006 third quarter was due to year-over-year increases in selling, general and administrative ("SG&A") expense, legal fees, product research and development ("PR&D") costs, and depreciation and amortization.

"I believe the turnaround of Zi is well underway," Djokovic said. "Revenue in the third quarter was up slightly from the second quarter of this year as well as same quarter last year. I remain confident in our products, the commitment and quality of our people and our ability to grow the Company in the rapidly changing and expanding global wireless market. I am optimistic about the Company’s future.

"We made important strides in reshaping Zi during this year’s third quarter," Djokovic added. "We signed an important contract for Qix with a major global wireless service provider, made key changes in senior management, implemented a strategic initiative to make the Company profitable through revenue growth, cost reductions and increased efficiencies, and brought several strategic relationships much closer to fruition."

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In late September, a contract for Qix was signed by Zi with one of the top ten global wireless service operators. The contract called for Zi to receive an upfront fee plus a unit license fee for every handset embedded with Qix sold by the operator. Zi expects that a successful initial rollout will be followed by large-scale deployment on multiple handsets and platforms. This contract was the first for Qix announced by Zi. Due to the confidentiality provisions of the contract, the Company was not allowed to identify the operator at the time of the announcement; however, it is expected that a joint announcement will be made with the operator when units ship into the marketplace during fourth quarter of this year.

During the 2006 third quarter, several management changes were made by the Company. These included the appointment of Blair Mullin as Chief Financial Officer in August; the promotion from within of Axel Bernstorff to Vice President Global Sales in September; and the promotion of Jack Hilliard to Corporate Controller, also in September.

Zi also announced in late September, that management had launched a strategic initiative to make Zi profitable. Cost reductions and optimizations were identified in a number of areas of operations, such that in 2007, operating expenses are expected to be approximately $2.5 million lower than in 2006. These reductions in expense levels are not expected to have a detrimental effect on either revenue gains or continued software development. During the 2006 third quarter, Zi also initiated a royalty audit program as permitted under the terms of most of its license agreements, and the Company anticipates that this program will enhance the recognition of revenue and speed the collection of royalties earned.

"Our sales, marketing and executive management teams have been focused on finalizing a number of key agreements for the use of our technologies in both the wireless handset market and the video gaming market," Djokovic said. "We made an announcement earlier this week about our agreement with Nintendo to embed eZiText into its new Wii video gaming console being launched later this month, and we will soon be permitted to announce an agreement we signed some time ago with a leader in the video gaming market. In addition to these agreements, I am confident we are close to being able to announce other important contracts in the near future."

For the first nine months of 2006, Zi Corporation total revenues were $9.2 million, up nine percent from total revenues of $8.5 million for the first nine months of 2005. The principal reason for the revenue increase in the 2006 first nine months was the licensing of the Company's product to the makers and developers of electronic games and consoles. This increase occurred in spite of the competitive pressures felt by our customers in Asia.

The net loss for this year’s first nine months was $8.0 million, or a loss per basic and diluted share of $0.17, compared to a net loss of $3.2 million, or a loss per basic and diluted share of $0.07 for the year-earlier period. In the 2005 first nine months, a one-time gain of $1.4 million for the settlement of litigation reduced the Company’s net loss for that period. This year’s nine-month results included $0.8 million in stock-based compensation expense; there was no such expense in the first nine months of 2005. The year-over-year increases in net loss in the 2006 first nine months was due principally to increased losses from the Zi Technology business segment; increased corporate administrative costs; equity in the net loss of Archer’s operations; income taxes related to the Company’s Chinese operations; and a reduction in other income.

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Compared to the 2005 nine months, the increase in the Zi Technology segment operating loss in the 2006 nine months was due primarily to increased SG&A expenses, increased legal costs, increased PR&D expense, and increased amortization.

The Company’s balance sheet as of September 30, 2006 showed cash and cash equivalents of $1.8 million plus $2.3 million that is restricted for use for the Company’s operations in China; total assets of $12.2 million; current and total liabilities of $5.3 million; a current ratio of 1.4:1; and shareholders’ equity of $7.0 million.

Zi earned royalties from 51 and 67 licensees, respectively during the 2006 third quarter and first nine months, compared to 51 and 70 in the respective year earlier periods. There were 221 new handset models embedded with eZiText released into the market in the 2006 third quarter, and for the first nine months of this year, 391 new models were released into the market, bringing the total at the end of the first nine months of 2006 to 1,391 compared to 960 at the end of the 2005 first nine months.

SG&A expense for the 2006 third quarter was $2.7 million compared to $2.1 million for the third quarter of 2005. The year-to-year increase of $0.6 million was due to $0.2 million of stock based compensation expense during the quarter, provisions for doubtful accounts of $0.2 million and $0.2 million of incremental professional fees relating to the international tax audit and other non-recurring employee related costs. Over the next few quarters, Zi expects the SG&A costs will decline compared to recent quarters.

SG&A expense for the first nine months of 2006 was $8.7 million compared to $7.2 million for the first nine months of 2005. The increase of $1.5 million is due largely to recognizing $0.5 million of stock based compensation expense, provisions made for doubtful accounts of $0.5 million; $0.3 million from the deconsolidation of Archer and $0.2 million in other non-recurring insurance, professional and employee related costs.

The Company continues to invest in new product features and enhancements to software language databases along with continued investment in Decuma handwriting recognition software and Qix. PR&D expense, net of capitalized costs, for the 2006 third quarter and first nine months were $0.9 million and $3.5 million, respectively, compared to $0.8 million and $3.1 million in the respective year earlier periods. The Company capitalized $0.3 million and $1.1 million, respectively, in the 2006 third quarter and first nine months, compared to $0.3 million and $0.7 million in the respective periods in 2005. The Company expects net PR&D costs to be approximately the same as this year’s third quarter, or to increase slightly, over the next few quarters.

Legal costs for the third quarter and first nine months of 2006 were $0.8 million and $2.5 million, respectively, compared to $0.5 million and $1.0 million for the respective periods last year. The year-over-year increases in legal expense for the 2006 third quarter and first nine months were due, in part, to defense costs related to the University of Texas action against numerous manufacturers of cell phones, of which one of the remaining defendants is a customer of Zi in the United States. Additionally, during 2005 a significant shareholder of the Company commenced actions to requisition a shareholders meeting to appoint its nominees to the Board of Directors of the Company, but the Company was able to obtain an injunction to prevent such action. Discussions to resolve the shareholder matter are ongoing. If these matters can be resolved, Zi’s legal expense could be expected to decrease significantly.

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	Three months ended September 30,		Nine months ended September 30,

	2006	2005	2006	2005
(thousands except per share amounts)
(unaudited)
Revenue	$2,819	$2,464	$9,200	$8,478
Gross margin	$2,679	$2,296	$8,854	$8,021
Net loss	$(2,720)	$(1,496)	$(8,035)	$(3,191)
Total assets	$12,242	$20,028	$12,242	$20,028
Net loss per share - basic and diluted	$(0.06)	$(0.03)	$(0.17)	$(0.07)
Outstanding shares, weighted average	46,676	46,258	46,441	46,112
Outstanding shares, end of period	46,676	46,273	46,676	46,273

Conference Call

As previously announced, Zi is conducting a conference call to review its financial results today at 11:30 AM EST (Eastern). The dial-in number for the call in North America is 1-888-569-5033, or 1-719-457-2653 for overseas callers. A live audio webcast and replay of the call can be accessed for 10 days at the Company’s website at www.zicorp.com.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText® for one-touch predictive text entry; eZiTap™ for intelligent multi-tap entry; eZiType™ for keyboard prediction with auto-correction; Decuma® for predictive pen-input handwriting recognition; and the Qix search and service discovery engine to enhance the user experience and drive service usage and adoption. Zi’s product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiTap, eZiText and eZiType are either trademarks or registered trademarks of the Zi Group of Companies. All other trademarks are the property of their respective owners.

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For more information:
Investor Inquiries:		Media Inquiries:
Allen & Caron Inc	Zi Corporation	Allen & Caron Inc
Jill Bertotti	Milos Djokovic, Chief Executive Officer	Len Hall
(949) 474-4300	(403) 233-8875	(949) 474-4300
jill@allencaron.com	investor@zicorp.com	len@allencaron.com

TABLES FOLLOW

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Consolidated Balance Sheets

	September 30,	December 31,
	2006	2005
(All amounts in United States of America dollars except share amounts) (unaudited)		Restated – see note 3
Assets
Current assets
Cash and cash equivalents	$1,776,289	$11,509,321
Restricted cash	2,292,710	648,119
Accounts receivable, net of allowance of $793,149 (2005 - $426,697)	2,422,859	4,579,966
Accounts receivable from related party	3,653	–
Note receivable from related party	127,802	–
Work-in-progress and inventory	–	13,897
Prepayments and deposits	782,695	607,375
Total current assets	7,406,008	17,358,678
Capital assets - net	1,031,610	1,210,947
Intangible assets - net	3,539,405	3,834,880
Investment in significantly influenced company	264,682	–
	$12,241,705	$22,404,505

Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	$–	$106,650
Accounts payable and accrued liabilities	3,585,589	4,547,725
Deferred revenue	1,637,145	4,185,341
Current portion of other long-term liabilities	48,031	64,927
Total current liabilities	5,270,765	8,904,643
Notes payable	–	147,678
Other long-term liabilities	–	30,530
	5,270,765	9,082,851

Contingent liabilities and guarantees

Shareholders’ equity
Share capital
Unlimited number of Class A, 9% convertible, preferred shares authorized
and no shares issued or outstanding	–	–
Unlimited number of common shares, no par value, authorized,
46,676,130 (2005 – 46,272,568) issued and outstanding	110,612,705	109,365,824
Additional paid-in capital	2,283,836	2,114,190
Accumulated deficit	(105,616,114)	(97,580,615)
Accumulated other comprehensive loss	(309,487)	(577,745)
	6,970,940	13,321,654
	$12,241,705	$22,404,505
See accompanying notes to consolidated financial statements.

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Consolidated Statements of Loss

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
(All amounts in United States of America dollars except share amounts) (unaudited)

Revenue
License and implementation fees	$2,819,130	$2,252,051	$8,644,928	$7,881,779
Other product revenue	–	211,694	555,523	596,290
	2,819,130	2,463,745	9,200,451	8,478,069
Cost of sales
License and implementation fees	139,943	107,723	324,171	241,763
Other product costs	–	60,166	22,696	215,721
	139,943	167,889	346,867	457,484
Gross margin	2,679,187	2,295,856	8,853,584	8,020,585

Operating expenses

Selling general and administrative	(2,687,620)	(2,097,032)	(8,685,623)	(7,241,117)
Litigation and legal	(842,767)	(466,998)	(2,534,794)	(971,225)
Product research and development	(944,384)	(849,837)	(3,471,301)	(3,080,378)
Depreciation and amortization	(518,598)	(282,664)	(1,187,740)	(835,120)
Gain on settlement of litigation	–	–	–	1,415,616
Impairment of note receivable	–	–	–	(250,000)
Operating loss before undernoted	(2,314,182)	(1,400,675)	(7,025,874)	(2,941,639)

Interest on capital lease obligation	(160)	–	(687)	(3,924)
Other interest expense	(96)	(1,200)	(150)	(1,473)
Interest and other income	35,820	87,620	211,281	268,638
Loss before income taxes	(2,278,618)	(1,314,255)	(6,815,430)	(2,678,398)
Equity interest in loss of significantly influenced
company	(257,910)	–	(503,178)	–
Income taxes	(183,381)	(182,221)	(716,891)	(513,030)
Net loss	$(2,719,909)	$(1,496,476)	$(8,035,499)	$(3,191,428)
Basic and diluted loss per share	$(0.06)	$(0.03)	$(0.17)	$(0.07)
Weighted average common shares – basic and diluted	46,676,130	46,257,683	46,440,585	46,112,319
Common shares outstanding, end of period	46,676,130	46,272,568	46,676,130	46,272,568
See accompanying notes to consolidated financial statements.

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Consolidated Statements of Cash Flow

Three Months Ended September 30,			Nine Months Ended September 30,
	2006	2005	2006	2005
(All amounts in United States of America dollars) (unaudited)
Net cash flow from (used in) operating activities:
Net loss	$(2,719,909)	$(1,496,476)	$(8,035,499)	$(3,191,428)
Items not affecting cash:
Loss on dispositions of capital assets	1,464	1,752	4,555	3,918
Depreciation and amortization	534,789	291,923	1,217,313	854,499
Non-cash compensation expense	255,785	–	789,277	–
Equity interest in loss of significantly influenced
company	257,910	–	503,178	–
Increase in non-cash working capital	(443,101)	(1,151,962)	(843,739)	(620,660)
Cash flow used in operating activities	(2,113,062)	(2,354,763)	(6,364,915)	(2,953,671)
Cash flow from (used in) financing activities:
Proceeds from issuance of common shares
net of issuance costs	–	97,203	–	2,342,055
Payment of bank indebtedness	–	–	(106,650)	–
Payment of capital lease obligations	(1,290)	(2,552)	(6,131)	(12,609)
Cash flow from (used in) financing activities	(1,290)	94,651	(112,781)	2,329,446
Cash flow from (used in) investing activities:
Purchase of capital assets	(70,531)	(126,435)	(297,102)	(245,706)
Software development costs	(300,520)	(335,787)	(1,075,770)	(693,353)
Other deferred costs	(15,008)	(13,061)	(41,295)	(118,795)
Acquisition of subsidiaries	–	–	–	(458,466)
Note receivable from related party	(2,802)	–	(127,802)	–
Disposition of subsidiaries	4,054	–	(139,353)	–
Changes in restricted cash	(545,008)	223,503	(1,644,591)	(304,351)
Cash flow used in investing activities	(929,815)	(251,780)	(3,325,913)	(1,820,671)
Effect of foreign exchange rate changes on cash
and cash equivalents	117,889	189,826	70,577	(161,684)
Net cash outflow	(2,926,278)	(2,322,066)	(9,733,032)	(2,606,580)
Cash and cash equivalents, beginning of period	4,702,567	11,841,775	11,509,321	12,126,289
Cash and cash equivalents, end of period	$1,776,289	$9,519,709	$1,776,289	$9,519,709
Components of cash and cash equivalents
Cash	$1,116,748	$1,530,108	$1,116,748	$1,530,108
Cash equivalents	$659,541	$7,989,601	$659,541	$7,989,601
Supplemental cash flow information
Cash paid for interest	$256	$1,200	$837	$5,397
Cash paid for income taxes	$263,426	$182,221	$647,847	$513,030
See accompanying notes to consolidated financial statements.

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1. NATURE OF OPERATIONS

Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. On January 26, 2005, the Company purchased the assets of Decuma AB ("Decuma"), a Swedish company specializing in developing and marketing handwriting recognition software. The handwriting recognition software created by Decuma, with its patented Geometrical Invariant Technology ("GIT"), has the ability to recognize an individual's unique writing style. Through its e-Learning business segment which includes equity investments in Archer Education Group Inc. ("Archer") and previously Magic Lantern Group, Inc. ("MLG"), the Company is indirectly involved in e-Learning technology, content and customer service, educational content and distribution channels to offer learning management systems and interactive online courses and network education solutions to meet diverse client requirements. Archer also provides personal and organizational teaching and learning through Canadian based schools.

2. GOING CONCERN BASIS OF PRESENTATION

As at September 30, 2006, the Company had an accumulated deficit of $105,616,114, and for the nine months the Company incurred a loss of $8,035,499 and used cash in operating activities of $6,364,915. Continuing operations are dependent on the Company achieving profitable operations and being able to raise additional capital to meet our obligations and repay liabilities arising from the normal operations when they come due.

The Company is executing a business plan to allow it to continue as a going concern. The Company plans to raise new capital, reduce expenses, as well as continue to sign new customer contracts in 2006 and the future. The Company can give no assurance that it will be successful in executing this plan. Should it fail to raise sufficient capital or earn additional revenue it may be forced to suspend its operations, and possibly even liquidate its assets and wind-up and dissolve the Company.

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classifications thereof will be required and these adjustments and reclassifications may be material.

3. SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements are prepared by management in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The accounting policies used in preparing these interim consolidated financial statements are consistent with those used in the preparation of the 2005 annual audited consolidated financial statements, however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with the 2005 annual consolidated financial statements. In management’s opinion, the unaudited consolidated financial statements include all adjustments necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

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Restatement of income tax expense

For the year ended December 31, 2004, the Company’s income tax expense has been restated to reflect actual income tax expense for a previously understated liability. According to the Peoples Republic of China ("PRC") taxation law, those Foreign Investment Entities ("FIE") established in China that are involved in "productive" activities are entitled to tax holidays and tax reductions. These FIE tax benefits include a two-year tax holiday followed by a 50 percent reduction of the otherwise applicable tax rate for the following three years. Our Chinese subsidiary, Huayu Zi Software Technology (Beijing) Co. Ltd. ("Huayu Zi") had been categorized as a productive-type FIE in all of its PRC statutory filings, including its routine filings to tax authorities and we believed it was entitled to the tax holiday and tax rate reductions.

PRC tax authorities tightened the scope of FIE tax incentives and narrowed the tax holiday and reduction entitlement to those entities engaged in productive activities or engaged in "encouraged" industries. Changes to the operations of Huayu Zi in 2004 resulted in decreases in its research and development spending and revenues generated from productive activities (as defined under the FIE guidelines) which were below the stipulated levels required to qualify as a FIE eligible for the tax holidays and reductions. As a result, the Company should have recorded an increase in the income tax liability and expense of $336,161 for the year ended December 31, 2004. The Company previously disclosed in its consolidated financial statements for the year ended December 31, 2004, a contingent liability of $166,871 for 2004 income tax.

The accumulated deficit as at December 31, 2005, previously reported as $97,244,454, has been restated to $97,580,615 to show the effect of the restatement of the 2004 income tax expense.

Restricted cash

At September 30, 2006, the Company held the U.S. dollar equivalent of $2,292,710 (December 31, 2005 - $648,119) in Chinese Renminbis ("RMB") through its principal Chinese subsidiary, Huayu Zi . Due to Chinese government regulations pertaining to the capitalization of Chinese companies, these funds are available to fund the day-to-day operations of the Company's various Chinese subsidiaries and are not expected to be available to fund the non-Chinese operations of the Company in the foreseeable future.

At September 30, 2006 and December 31, 2005, the Company has classified these funds as restricted cash. The revision in classification to restricted cash of $648,119, previously reflected in cash and cash equivalents at December 31, 2005, and the corresponding adjustment to the accompanying Consolidated Statement of Cash Flows for the three and nine month periods ended September 30, 2005, includes changes in restricted cash in investing activities and does not affect previously reported cash flows from operations or from financing activities in the Company’s previously reported Consolidated Statements of Cash Flows, or its previously reported Consolidated Statements of Loss for any period.

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